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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D*

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
             13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13D-2(A)

                               TELECORP PCS, INC.
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                   879300 10 1
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                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT - LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 26, 2000
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: []

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


------------------------------                        -------------------------
CUSIP NO.     879300 10 1          SCHEDULE 13D              (PAGE 1 OF 20)
------------------------------                        -------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AT&T CORP.
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  2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) []
                                                                        (b) [X]

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  3   SEC USE ONLY
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  4   SOURCE OF FUNDS*  (SEE INSTRUCTIONS)
      WC
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                  []
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
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NUMBER OF SHARES  7   SOLE VOTING POWER
                      35,410,279 (1)
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          0
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      35,410,279 (1)
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      0
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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      35,410,279
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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       []
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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.84
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 14   TYPE OF REPORTING PERSON*
      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    (1) Includes shares beneficially owned by virtue of the Equity Purchase Agreement (as described under Item 6) which the reporting person cannot vote or dispose of until they have been acquired thereunder.

------------------------------                        -------------------------
CUSIP NO.     879300 10 1          SCHEDULE 13D              (PAGE 2 OF 20)
------------------------------                        -------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AT&T WIRELESS SERVICES, INC.
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  2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) []
                                                                        (b) [X]

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  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*  (SEE INSTRUCTIONS)
      WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                  []
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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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NUMBER OF SHARES  7   SOLE VOTING POWER
                      35,410,279 (1)
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          0
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      35,410,279 (1)
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      35,410,279
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       []
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.84
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
    (1) Includes shares beneficially owned by virtue of the Equity Purchase Agreement (as described under Item 6) which the reporting person cannot vote or dispose of until they have been acquired thereunder.

------------------------------                        -------------------------
CUSIP NO.     879300 10 1          SCHEDULE 13D              (PAGE 3 OF 20)
------------------------------                        -------------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      AT&T WIRELESS PCS, LLC
-------------------------------------------------------------------------------
  2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) []
                                                                        (b) [X]

-------------------------------------------------------------------------------
  3   SEC USE ONLY
-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*  (SEE INSTRUCTIONS)
      WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(D) OR 2(E)                                                  []
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES  7   SOLE VOTING POWER
                      35,410,279 (1)
                 --------------------------------------------------------------
  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY          0
                 --------------------------------------------------------------
 EACH REPORTING   9   SOLE DISPOSITIVE POWER
                      35,410,279 (1)
                 --------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER
                      0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      35,410,279
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       []
-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.84
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
      CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

    (1) Includes shares beneficially owned by virtue of the Equity Purchase Agreement (as described under Item 6) which the reporting person cannot vote or dispose of until they have been acquired thereunder.

ITEM 1.   Security and Issuer.

          This Amendment relates to the Class A Voting Common Stock, par value $0.01 per share, the Series C Preferred Stock, par value $0.01 per share, and the Series E Preferred Stock, par value $0.01 per share, of TeleCorp PCS, Inc., a Delaware corporation (formerly known as TeleCorp-Tritel Holding Company) (the "Issuer"). The Issuer's principal executive office address is located at 1010 N. Glebe Road, Suite 800, Arlington, Virginia 22201. This Schedule 13D amends the statement on Schedule 13D initially filed by each person or entity reporting pursuant to this Schedule 13D (each, a "Reporting Person" and together the "Reporting Persons") on November 13, 2000 (the "Initial Schedule 13D").

ITEM 2.   Identity and Background.

          (a)-(c), (f). The name and state of formation or citizenship, as applicable, of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The address and principal business or occupation, as applicable, of each Reporting Person and the name, address, state of formation or citizenship and principal business or occupation, as applicable, of each general partner, manager, member, director or officer of each Reporting Person not disclosed on the cover page as a Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties") is set forth on Schedules 1-A and 1-B hereto. Unless otherwise disclosed, each such person that is an individual is, to AT&T's knowledge, a citizen of the United States.

          AT&T Corp. ("AT&T") is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412. The principal executive offices of AT&T Wireless Services, Inc. ("AT&T Wireless") and AT&T Wireless PCS, LLC ("AT&T PCS") are located at 7277 164th Avenue NE, Redmond, Washington 98052.

          (d) - (e). During the last five years, no Reporting Person, or, to the knowledge of such Reporting Person, any Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    Source and Amount of Funds or Other Consideration.

          The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.    Purpose of Transaction.

          The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

          TeleCorp PCS, Inc. ("TeleCorp I"), which is a predecessor of the Issuer, Tritel, Inc. ("Tritel") and AT&T Wireless entered into an Agreement and Plan of Reorganization and Contribution (the "Reorganization Agreement"), dated as of February 28, 2000. The parties to the Reorganization Agreement consummated the transactions contemplated thereby on November 13, 2000. As part of a stock transaction, upon consummation and pursuant to the terms of the Reorganization Agreement, each of TeleCorp I and Tritel separately merged (together, the "Merger") with a newly formed subsidiary of a new Issuer named TeleCorp, PCS, Inc. (referred as the TeleCorp II or Issuer herein and formerly known as TeleCorp-Tritel Holding Company). Upon consummation of the transaction, former shareholders of both of Tritel and TeleCorp I became shareholders of the Issuer. Prior to the Merger, AT&T PCS (which is managed by AT&T Wireless and is a wholly-owned affiliate of AT&T) held equity interests in each of TeleCorp I and Tritel. In respect of the Reorganization Agreement, AT&T Wireless contributed (the "Contribution") to TeleCorp I rights to acquire additional wireless licenses in Wisconsin and Iowa, paid approximately $20 million in cash and extended the term of the network membership license agreement with the operating subsidiaries through July 2005, in exchange for approximately 9,272,740 shares of Class A Common Stock. The Reporting Persons' acquisition of Class A Common Stock is 1) incidental to the consummation of the Merger and 2) in respect of the Contribution. As a result of the consummation of these transactions, AT&T Wireless' and its affiliates' equity stake in the Issuer is approximately 22.99%, on an as converted to Class A Common Stock basis.

          (a)-(j) The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged, and may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer. In addition, from time to time, the Reporting Persons have been approached by (and expect further discussions with) certain existing stockholders of the Issuer regarding potential dispositions by such stockholders of the Issuer's equity to certain of the Reporting Persons (including AT&T Wireless and AT&T PCS or their affiliates). The Reporting Persons have also engaged in exploratory discussions with certain executives and stockholders of the Issuer regarding potential transactions between the Issuer and/or such executives and stockholders and the Reporting Persons.

          Such review, may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

          Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.

          The responses to Items 7 through 13 on the cover page provided for each Reporting Person that relate to the beneficial ownership of the Class A Common Stock of TeleCorp, are incorporated herein by reference.

          The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated by reference herein.

          (a) - (b) The responses to Items 5(a) and (b) are based upon the outstanding shares reported to the Reporting Persons by the Issuer's counsel on November 16, 2000. The shares beneficially held by the Reporting Persons consist of: 20,497,501 shares of Class A Common Stock representing approximately 11.48% of the outstanding shares of Class A Common Stock; 14,912,778 shares of Series F Preferred Stock representing 100% of the outstanding shares of Series F Preferred Stock (which are convertible at any time at the election of the Reporting Persons into 14,912,778 shares of Class A Common Stock, provided that unless and until the Class C Common Stock, the Class D Common Stock, the Class E Common Stock and the Class F Common Stock are convertible into Class A Common Stock in accordance with Section 4.12(e) of the Issuer's amended and restated certificate of incorporation, as amended (which is incorporated herein by reference), the first 195,063 shares of Series F Preferred Stock sought to be converted into Class A Common are convertible into one fully paid and non-assessable share of Class D Common Stock); 20,902 shares of Class D Common Stock representing approximately 2.45% of the outstanding shares of Class D Common Stock; 2,309.31 shares of Class F Common Stock representing approximately 6.12% of the outstanding shares of Class F Common Stock; 97,472.84 shares of Series A Convertible Preferred Stock representing 100% of the outstanding Series A Convertible Preferred Stock; 90,688.33 shares of Series B Convertible Preferred Stock representing 100% of the Series B Convertible Preferred Stock; 3,668.58 shares of Series C Preferred Stock representing approximately 1.74% of the outstanding shares of Series C Preferred Stock; 10,549 shares of Series E Preferred Stock representing approximately 41.09% of the outstanding shares of Series E Preferred Stock and 14,981,370 shares of Series G Preferred Stock representing 100% of the outstanding shares of Series G Preferred Stock. On an as-converted-to-Class A Common Stock basis, the Reporting Persons' total beneficial ownership of equity in the Issuer is approximately 26.11%.

          Each of AT&T, AT&T Wireless and AT&T PCS have the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all the shares beneficially owned by them other than shares they have agreed to purchase but not yet acquired. AT&T, the sole member of AT&T PCS, and AT&T Wireless, the sole manager of AT&T PCS, may be deemed to beneficially own the shares held by AT&T PCS.

          AT&T PCS is party to a Stockholders' Agreement dated as of November 13, 2000 (the "Stockholders' Agreement"), by and among certain stockholders of the Issuer, which has been filed as an exhibit hereto and which is incorporated herein by reference (see Item 6 of this

Schedule 13D for a more detailed description). Pursuant to the terms of the Stockholders' Agreement, certain of the Issuer's stockholders and AT&T PCS have agreed, among other things, to vote for certain nominees to the Issuer's board of directors, and as such they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of TeleCorp's Class A Common Stock. Each Reporting Person disclaims its membership in such group and disclaims beneficial ownership of any shares of stock held by any party to the Stockholders' Agreement (other than itself, if applicable) or any other Reporting Person attributed to them by reason of the Stockholders' Agreement. The filing of this
Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person other than itself and its related persons or entities.

          (c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has executed transactions in the Class A Common Stock during the past 60 days.

          (d) With respect to the Class A Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

          (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          AT&T PCS and certain of the Issuer's other stockholders (including, among others, the initial investors of TeleCorp I and Tritel) are parties to the Stockholders' Agreement. The following description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement (which is attached as an exhibit hereto and incorporated herein by reference) and the detailed description of the Stockholders' Agreement contained in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 20, 2000. Pursuant to the terms of the Stockholders' Agreement, each of the parties thereto has agreed to vote all of the shares of Class A Common Stock and Voting Preference Stock to cause the election of fourteen individuals (two of whom have only one-half vote) each to the Issuer's board, including:

                    (a) Mr. Gerald T. Vento and Mr. Thomas H. Sullivan, so long as each remains an officer of TeleCorp and the Management Agreement between the Issuer and TeleCorp Management Corp. remains in effect;

                    (b) two individuals selected by holders of a majority in interest of the Class A Common Stock beneficially owned by certain of TeleCorp I's initial investors other than AT&T PCS;

                    (c) two individuals selected by holders of a majority in interest of the Class A Common Stock beneficially owned by certain of Tritel's initial investors other than AT&T PCS;

                    (d) two individuals selected by AT&T PCS in its capacity as the holder of the Issuer's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock so long as AT&T PCS has the right to designate each such director in accordance with the Issuer's amended and restated certificate of incorporation, as amended; and

                    (e) six individuals designated by the holders of Voting Preference Stock, including (1) one individual who must be reasonably acceptable to AT&T PCS; (2) two individuals who will be Mr. E.B. Martin, Jr. and Mr. William Mounger, II, so long as each remains an officer and employee of the Issuer, or two individuals who must be reasonably acceptable to Mr. Martin and Mr. Mounger, each individual in each case having one-half vote on all matters requiring a vote of the board of directors; and (3) three individuals who must be reasonably acceptable to holders of a majority in interest of Class A Common Stock beneficially owned by AT&T PCS, on the one hand, and the initial investors of TeleCorp I and Tritel other than AT&T PCS (collectively, the "Cash Equity Investors"), on the other hand, so long as such initial investors remain entitled to designate at least two directors, or, if they are not so entitled, by the remaining board of directors.

          In addition to providing for the designation of the initial fourteen members of the board of directors, the Stockholders' Agreement provides for certain limitations on the designation of members of the board of directors as follows:

          In the event that Mr. Martin ceases to be an officer or employee of the Issuer, Mr. Martin will resign or be removed from the board of directors. In the event that Mr. Mounger ceases to be an officer or employee of the Issuer and either the number of shares of common stock beneficially owned in aggregate by Mr. Mounger and Mr. Martin falls below seventy percent of the number of shares of the Issuer common stock beneficially owned by them on the date of closing of the consummation of the Reorganization Agreement, or two years elapse from the date of the closing of the consummation of the Reorganization Agreement, Mr. Mounger will resign or be removed from the board of directors. Following the first to occur of the resignation or removal of either Mr. Martin or Mr. Mounger, the board of directors will be reduced by one, the remaining individual board of director's seat will have one vote on all matters requiring vote of the board of directors, and any nominated director requiring the approval of Mr. Martin and Mr. Mounger will require the approval of only the remaining individual. In the event that neither Mr. Martin nor Mr. Mounger remains on the board of directors, the number of directors designated by the holders of the Voting Preference Stock who require approval by Mr. Martin and Mr. Mounger will be reduced to zero, and the number of directors designated by the holders of the Voting Preference Stock and acceptable to holders of a majority in interest of Class A Common Stock beneficially owned by AT&T PCS, on the one hand, and the Cash Equity Investors on the other hand, will be increased to four.

          In the event that Mr. Vento or Mr. Sullivan ceases to be an officer of the Issuer, or the management agreement between the Issuer and TeleCorp Management Corp. ceases to be in full force and effect, Mr. Vento or Mr. Sullivan, as applicable, will resign or be removed from the board of directors and the holders of the Voting Preference Stock will select a replacement or replacements who must be acceptable to a majority in interest of the Cash Equity Investors and AT&T PCS. In the event that AT&T PCS ceases to be entitled to designate directors, the director or directors elected by AT&T PCS will resign or be removed from the board of directors and the remaining directors will take action so that the number of directors constituting the entire board of directors will be reduced accordingly.

          The number of directors the Cash Equity Investors will be permitted to designate will be reduced when the number of shares of common stock beneficially owned by the Cash Equity Investors on a fully diluted basis falls below:

          (i) 85% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

          (ii) 70% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

          (iii) 60% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

          (iv) 50% of the number of shares of common stock beneficially owned by such investors as of the consummation of the Reorganization Agreement;

such that the Cash Equity Investors will be permitted to designate three, two, one and zero directors, respectively; provided, however, that the reductions in the board of directors may not take place or may be delayed if certain Cash Equity Investors hold or maintain a specified percentage of common stock as set forth in the Stockholders' Agreement.

          In each instance in which the number of directors the Cash Equity Investors are entitled to designate is reduced, the director designated by the Cash Equity Investors beneficially owning the smallest percentage of shares of common stock then owned by any of the Cash Equity Investors whose designees then remain as directors will resign or be removed from the board of directors and the size of the board of directors will be reduced accordingly. In the event that either: (i) the number of directors the Cash Equity Investors are entitled to designate falls below two or (ii) both of the Cash Equity Investors entitled under the Stockholders' Agreement to designate the last two directors that the Cash Equity Investors may designate cease to beneficially own at least 75% of the number of shares of common stock beneficially owned by them as of the consummation of the Reorganization Agreement, the Cash Equity Investors will no longer be entitled to approve any designation of directors pursuant to paragraph
(e)(3) above nor approve any director that replaces Mr. Vento or Mr. Sullivan on the board of directors.

          The Stockholders' Agreement restricts the sale, transfer or other disposition of capital stock, such as by giving rights of first offer and tag along rights and also provides for demand and "piggyback" registration rights.

          If one of the stockholders who is a party to the Stockholders' Agreement desires to transfer any or all of its shares of common stock, other than Voting Preference Stock and Class C Common Stock and Class E Common Stock, the selling stockholder must first give written notice to the Issuer and: (i) if the selling stockholder is one of the Cash Equity Investors or any other stockholder who is a party to the Stockholders' Agreement, to AT&T PCS and (ii) if the selling stockholder is AT&T PCS, to each Cash Equity Investor.

          The stockholders who receive notice from the selling stockholders may acquire all, but not less than all, of the shares offered to be sold at the price offered by the selling stockholder. If none of the stockholders opts to purchase the shares of the selling stockholder, the selling stockholder can sell its shares to any other person on the same terms and conditions as originally offered to the stockholders. The right of first offer does not apply to the Issuer's repurchase of any shares of its Class A Voting Common Stock or Class E Preferred Stock from one of its employees in connection with the termination of the employee's employment with the Issuer. AT&T PCS has waived its right of first offer with respect to certain shares of the Issuer's Class A Common Stock so that the holders thereof could pledge them as collateral for loans. The lenders to these holders have granted to AT&T PCS a right of first negotiation in the event that the lender forecloses on the shares. The form of right of first negotiation granted by the lenders is attached hereto as Exhibit 10.8 and is incorporated herein by reference.

          A stockholder subject to the Stockholders' Agreement may not transfer (other than to certain affiliated successors) 25% (on a fully diluted basis as calculated under the Stockholders' Agreement) or more of any of the shares of any class of stock, whether alone or with other stockholders or whether in one transaction or a series of related transactions, unless the proposed transfer includes an offer to AT&T PCS, the Cash Equity Investors, Mr. Vento and Mr. Sullivan to participate in the transfer in accordance with the procedures included in the Stockholders' Agreement regarding the inclusion of other stockholders in the proposed transfer.

          Stockholders who are parties to the Stockholders' Agreement also have certain demand and piggyback registration rights. In some circumstances, such stockholders may demand that the Issuer register some or all of their securities with the SEC under the Securities Act of 1933. Also, if the Issuer proposes to register any shares of its Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock with the SEC under the Securities Act of 1933 (other than registrations on Form S-4 or Form S-8), the Issuer must notify stockholders party to the Stockholders' Agreement of the Issuer's intention to do so, and such stockholders may include in the registration their shares of Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock, subject to certain cutback provisions based on limitations on the number of shares that may be offered as determined by the underwriters in the offering.

          Furthermore, in the Stockholders' Agreement, each party agrees not to effect any public sale or distribution of Class A Common Stock or a similar security, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144, Rule 145 or Rule 144A under the Securities Act of 1933 during the 90 day period beginning on the effective date of the Merger, and additionally during such period commencing upon the filing of the registration statement for the offering described in the next paragraph (provided that the registration statement for such offering is filed within 60 days of the effective date of the Merger) and continuing so long as the Issuer is using commercially reasonable efforts to pursue such registration until such registration becomes effective, and for such additional period of time as is reasonably requested by the managing underwriter(s) of the offering described in the next paragraph, unless such sale or distribution is effected through the offering described in the next paragraph, unless such sale or distribution is effected through the offering described in the next paragraph.

          In the Stockholders' Agreement, the Issuer agrees to use commercially reasonable efforts to file a registration statement giving rise to a piggyback registration relating to the Class A Common Stock within 60 days of the effective date of the Merger and have such registration statement declared effective within 150 days of the effective date of the Merger; provided, however, that the Issuer has agreed to include no more than 50% of newly issued shares in such offering, or $150 million, up to the first $300 million registered in such offering and thereafter no more than the 30% of the incremental shares registered by the Issuer as primary for offerings over and above $300 million.

          In addition to the approval of the Issuer's senior lenders, the terms of the Stockholders' Agreement may be amended only if agreed to in writing by the Issuer and the beneficial holders of a majority of the Class A Common Stock party to the Stockholders' Agreement, including AT&T PCS, 66 2/3% of the Class A Common Stock beneficially owned by the Cash Equity Investors, and 66 2/3% of the Class A Common Stock beneficially owned by Mr. Vento and Mr. Sullivan.

          The Stockholders' Agreement will terminate upon the earliest to occur of: (i) the written consent of each party, (ii) July 17, 2009 and (iii) the date on which a single stockholder beneficially owns all of the outstanding shares of Class A Common Stock.

          The Reporting Persons have been advised by the Issuer that it has entered into agreements with certain of its employees with respect to the capital stock of the Issuer owned by such employees. AT&T PCS may be a third party beneficiary of these agreements. These agreements contain voting provisions for the Issuer's Board of Directors and a right of first offer and a right of first negotiation in favor of AT&T PCS.

          On November 13, 2000, AT&T PCS entered into letter agreements with each of Mr. Vento and Mr. Sullivan (each, a "Management Stockholder") (each letter agreement, a "Letter Agreement"), pursuant to which each Management Stockholder agreed to certain restrictions on transfer of such Management Stockholder's shares of Voting Preference Stock, Class C Common Stock and Class D Common Stock of the Issuer. Among other things, each Management Stockholder agreed that he would not transfer any such shares without first offering such shares to AT&T PCS on the same price and terms. The term "transfer" as used in the letter agreements means (i) any proposed direct or indirect transfer, sale or assignment, whether by operation of law or otherwise, (ii) any proposed pledge or grant, creation or sufferage of a lien in or upon the subject stock (unless the pledgee acknowledges in writing the existence of the Letter Agreement and agrees in writing that the purchase right contained therein must be complied with before such pledgee can foreclose on or otherwise exercise any dominion or control over the subject stock), or (iii) proposing to give, place in trust (including transfers by testamentary or intestate succession) or other any other contract or transaction that has the effect of transferring beneficial ownership of the subject stock (unless the persons and/or entities acquiring such beneficial ownership of the subject stock acknowledge in writing the existence of the Letter Agreement and agree in writing that the purchase right contained therein must be complied with before such transferee can exercise control over the subject stock or effect a transfer of it). The letter agreements provide that any purchase by AT&T PCS pursuant to such rights of first refusal may, at AT&T PCS's option, be made in cash or shares of AT&T Wireless Group Tracking Stock. The Letter Agreements were to have expired on July 17, 2003.

          On December 26, 2000, the parties to the Letter Agreements amended (as of December 22, 2000) the same to provide that before either of Mr. Vento or Mr. Sullivan may transfer any Voting Preference Stock, Class C Common Stock or Class D Common Stock of the Issuer to another person, he must first offer such shares to AT&T PCS at the lesser of (a) the same price at which he would transfer such shares to the other person or (b) the average closing price of the Issuer's Class A Common Stock for a five-day period preceding such offer. The Letter Agreements were also amended to remove the termination dates so that they do not expire. The amendments to the Letter Agreements are Exhibits 10.6 and 10.7 hereto and are incorporated herein by reference.

          On December 26, 2000, AT&T Wireless entered into an Equity Purchase Agreement with Mr. Vento and Mr. Sullivan (the "Equity Purchase Agreement"). The Equity Purchase Agreement, which is dated as of December 22, 2000, provides for AT&T Wireless to purchase 1,339,602 shares of Class A Common Stock, 490 shares of Series C Preferred Stock and 6,540 shares of Series E Preferred Stock from Mr. Vento, and 896,064 shares of Class A Common Stock, 108 shares of Series C Preferred Stock and 4,009 shares of Series E Preferred Stock from Mr. Sullivan, in each case at a purchase price of $21.00 per share, payable in cash or marketable securities. If AT&T Wireless uses cash to pay the purchase price, it is expected that it will come from working capital. The Equity Purchase Agreement also provides that the closing of such purchase and sale will occur, subject to the receipt of regulatory approvals and the fulfillment or waiver of other conditions, on the earlier of January 2, 2002 and three business days following notice from AT&T Wireless. If the transactions contemplated by the Equity Purchase Agreement are consummated, the equity stake of AT&T Wireless and its affiliates in the Issuer will be approximately 18.30% on an as-converted-to-Class A Common Stock basis. The Equity Purchase Agreement is
Exhibit 10.4 hereto and is incorporated herein by reference.

          On December 26, 2000, AT&T Wireless entered into a Put Rights Agreement with Gerald T. Vento and Thomas H. Sullivan (the "Put Rights Agreement"). Under the Put Rights Agreement, which is dated as of December 22, 2000, Messrs. Vento and Sullivan have the right to require AT&T Wireless to purchase up to 2,917,988 shares and 2,003,901 shares, respectively, which they currently own of Class A Common Stock at a purchase price equal to the lesser of $18.30 and the 20-trading day average closing price of the Class A Common Stock at the time of the purchase and sale, payable in cash or marketable securities. If AT&T Wireless uses cash to pay the purchase price, it is expected that it will come from working capital. This right is exercisable from August 1, 2003 through July 31, 2005. However, if the average closing price of the Class A Common Stock is $16.30 or more during any 20-trading day period before July 31, 2004, the exercise period will expire on July 31, 2004, and if the average closing price of the Class A Common Stock is $16.30 or more during any 20-trading day period after July 31, 2004 but before July 31, 2005, the exercise period will expire ten days after the end of such 20-trading day period. If the transactions contemplated by the Put Rights Agreement are consummated fully, the equity stake of AT&T Wireless and its affiliates in the Issuer will be approximately 20.33% on an as-converted-to-Class A Common Stock basis, assuming the transactions contemplated by the Equity Purchase Agreement are consummated.
The Put Rights Agreement is Exhibit 10.5 hereto and is incorporated herein by reference.

ITEM 7.  Material to be Filed as Exhibits.

2.1 Agreement and Plan of Reorganization and Contribution, dated as of February 28, 2000, among TeleCorp PCS Inc. (TeleCorp I), Tritel, Inc. and AT&T Wireless Services, Inc. (incorporated by reference to TeleCorp I's Form 8-K (File No. 000-27901), filed with the SEC on March 15, 2000).

3.1 Amended and Restated Certificate of Incorporation, TeleCorp PCS, Inc. (f/k/a TeleCorp-Tritel Holding Company) (incorporated by reference to the Issuer's Registration Statement on Form S-8 (File No. 333-49792), filed with the SEC on November 13, 2000).

3.2 Certificate of Amendment of Certificate of Incorporation of TeleCorp PCS, Inc. (incorporated by reference to the Issuer's Form 8-K (File No. 333-36954), filed with the SEC on November 13, 2000).

10.1 Stockholders' Agreement, dated as of November 13, 2000, by and among AT&T Wireless PCS, LLC, Cash Equity Investors, Management Stockholders and other Stockholders identified therein, and TeleCorp PCS, Inc. (incorporated by reference to the Issuer's From 8-K (File No. 333-36954), filed with the SEC on November 13, 2000).

10.2      Letter Agreement by and among AT&T Wireless Services, Inc. and Gerald
          T. Vento, dated November 13, 2000 (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-58279), filed with the SEC on November 24, 2000).

10.3      Letter Agreement by and among AT&T Wireless Services, Inc. and Thomas
          H. Sullivan, dated November 13, 2000 (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-58279), filed with the SEC on November 24, 2000).

10.4 Equity Purchase Agreement dated as of December 22, 2000 among AT&T Wireless Services, Inc., Gerald T. Vento and Thomas H. Sullivan (filed herewith).

10.5 Put Rights Agreement dated as of December 22, 2000 among AT&T Wireless Services, Inc., Gerald T. Vento and Thomas H. Sullivan (filed herewith).

10.6 Amendment dated as of December 22, 2000 to Letter Agreement between AT&T Wireless Services, Inc. and Gerald T. Vento (filed herewith).

10.7 Amendment dated as of December 22, 2000 to Letter Agreement between AT&T Wireless Services, Inc. and Thomas H. Sullivan (filed herewith).

10.8      Form of Lenders Right of First Negotiation (filed herewith)

99 Agreement to file this Schedule 13D, dated November 27, 2000 (incorporated by reference to the Reporting Persons' Schedule 13D (File No. 005-58279), filed with the SEC on November 24, 2000).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2000            AT&T CORP.


                                       By: /s/ STEVEN GARFINKEL
                                           ------------------------------------
                                           Name:   Steven Garfinkel
                                           Title:  Assistant Secretary

Date: December 29, 2000             AT&T WIRELESS PCS, LLC
                                       By: AT&T Wireless Services, Inc., its
                                           Manager

                                       By: /s/ JOSEPH E. STUMPF
                                           ------------------------------------
                                           Name:  Joseph E. Stumpf
                                           Title: Vice President


Date:  December 29, 2000            AT&T WIRELESS SERVICES, INC.


                                       By: /s/ JOSEPH E. STUMPF
                                           ------------------------------------
                                           Name:  Joseph E. Stumpf
                                           Title: Vice President

                                                                    Schedule 1-A

                                   AT&T CORP.
                        DIRECTORS AND EXECUTIVE OFFICERS

          The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.

Name                       Title

C. Michael Armstrong       Chairman and Chief Executive Officer

Kenneth T. Derr            Director;  Retired Chairman of the Board of Chevron
                           Corporation

M. Kathryn Eickhoff        Director;  President of Eickhoff Economics
                           Incorporated

Walter Y. Elisha           Director;  Retired Chairman of the Board and Chief
                           Executive Officer of Springs Industries, Inc.

George M. C. Fisher        Director;  Chairman of the Board of Eastman Kodak
                           Company

Donald V. Fites            Director;  Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.     Director;  Chairman of Pilot House Associates

Ralph S. Larsen            Director;  Chairman and Chief Executive Officer of
                           Johnson & Johnson

John C. Malone             Director; Chairman of Liberty Media Corporation

Donald F. Mc Henry         Director;  President of The IRC Group LLC

Louis A. Simpson           Director;  President and Chief Executive Officer of
                           Capital Operations of GEICO Corporation

Michael I. Sovern          Director;  President Emeritus and Chancellor Kent
                           Professor of Law at Columbia University

Sanford I. Weill           Director; Chairman and Co-Chief Executive Officer of
                           Citigroup Inc.

John D. Zeglis             Director; Chairman and Chief Executive Officer of
                           AT&T Wireless Group

James W. Cicconi           General Counsel and Executive Vice President-Law &
                           Government Affairs

Nicholas S. Cyprus         Vice President and Controller

                                                                    Schedule 1-A


Mirian M. Graddick-Weir    Executive Vice President - Human Resources

Frank Ianna                Executive Vice President and President AT&T Network
                           Services

Richard J. Martin          Executive Vice President - Public Relations and
                           Employee Communication

David C. Nagel             President - AT&T Labs & Chief Technology Officer

Charles H. Noski           Senior Executive Vice President and Chief Financial
                           Officer

John C. Petrillo           Executive Vice President - Corporate Strategy &
                           Business Development

Richard R. Roscitt         Executive Vice President and President - AT&T
                           Business Services

Daniel E. Somers*          President and CEO - AT&T Broadband


*Mr. Somers is a Canadian citizen.

                          AT&T WIRELESS SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS

          The name and present principal occupation of each director and executive officer of AT&T Wireless Services, Inc. are set forth below. The business address for each person listed below, unless otherwise indicated, is 7277 164th Avenue, NE, Redmond, WA 98052.

Title                    Name                        Address

Director; Chairman and   John D. Zeglis              295 North Maple Avenue
Chief Executive Officer                              Basking Ridge, NJ 07920
of AT&T Wireless Group

Director; President      Mohan Gyani

Director                 Harold W. Burlingame        295 North Maple Avenue
                                                     Basking Ridge, NJ 07920

Executive Vice           Jordan M. Roderick
President -
International

Executive Vice           Robert H. Johnson
President - Wireless
Operations

Sr. Vice President -     William W. Hague
Acquisitions/Assistant
Secretary

Sr. Vice President -     Donald A. Boerema
Business Development
and Strategy

Sr. Vice President -     Emilio Echave               11760 N. U.S. Highway 1
Channel Operations                                   West Tower, 3rd Floor
                                                     North Palm Beach, FL  33408
Sr. Vice President -     Roderick Nelson
Engineering

Sr. Vice President -     Joseph McCabe               295 North Maple Avenue
Finance                                              Basking Ridge, NJ  07920

Sr. Vice President -     Gregory P. Landis
General Counsel and
Secretary

Title                    Name                        Address

Sr. Vice President -     Kim S. Whitehead
Marketing

Sr. Vice President -     Andrea J. Doelling          1001 16th Street
National Markets                                     Suite C-1, A-125
                                                     Denver, CO  80265

Sr. Vice President -     Kendra VanderMuelen
Product Management
and Development

Vice President           Larry Siefert

Vice President -         Joseph E. Stumpf
Acquisitions and
Development

Vice President -         Robert Stokes, Jr.
Associate General
Counsel

Vice President -         J. Walter Hyer, III
Associate General
Counsel/Assistant
Secretary

Vice President -         Jane O'Donaghue
Corporate
Communications

Vice President -         Douglas I. Brandon          1150 Connecticut Avenue
External                                             4th Floor
Affairs/Assistant                                    Washington, DC  20036
Secretary

Vice President -         Robert L. Lewis
International Business
Development

Vice President - Tax     Lawrence Kurland
and Treasurer